

October 13, 2011

<u>Via E-mail</u>

Mr. James Nathanielsz
Chief Executive Officer
Propanc Health Group Corporation
576 Swan Street
Richmond, VIC, 3121, Australia

> **Re: Propanc Health Group Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 2 filed September 30, 2011**
> **File No. 333-175092**

Dear Mr. Nathanielsz:

     We have reviewed your amendment filed September 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to our prior comments pertain to our correspondence dated July19, 2011.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. Please confirm that the secondary offering is limited to a 90 day period beginning upon effectiveness of the registration statement.

<u>Cover Page</u>

2. Please expand the discussion to describe the existence and terms of the concurrent secondary offering.

Prospectus Summary, page 2

3. Please expand the summary to include a brief description of the plan of distribution.

4. Since the primary offering is a self-underwritten offering conducted by your officers and directors who are also selling shareholders in the secondary offering, please explain in the summary how potential investors will know whether the proceeds of their purchases will be directed to the company or a selling shareholder.

5. We note your response to comment 5 and reissue the comment in part. Please state in the summary whether there are any minimum purchase requirements, e.g. 100 shares.

6. Please file the escrow agreement as an exhibit. In addition, the plan of distribution discussion in the summary should include the following information:
    - Whether shareholders will receive interest if their funds are returned because the minimum is not reached;
    - How soon they would receive those funds following the termination of the offering; and
    - With whom the funds for the shares would be escrowed.

Risk Factors

General

7. The first risk factor on page 5 and the second risk factor on page 6 are overlapping and duplicative. Please combine these risk factors under one risk factor subheading.

8. Please include a separate and appropriately titled risk factor explaining that shareholders who purchase shares in the secondary offering will not be assured that any additional proceeds will be received by the company from the primary offering as the offerings are occurring simultaneously and the minimum level of sales to break escrow in the public offering might not be reached.

"Because pre-clinical and clinical trials required for our product candidates…," page 7

9. We note your response to comment 14 and the reference to pre-clinical studies you conducted. Please expand the discussion to state when you conducted these pre-clinical studies and how these studies may differ from the "formal preclinical studies" required for regulatory approval.

Use of Proceeds, page 13

10. We note your response to comment 17 and your current financial condition. We also note the disclosure under "Use of Proceeds" on page 2. Please expand the discussion to

indicate the approximate amount of net proceeds from the minimum offering. In addition, with respect to each level of monies raised, please indicate the dollar amount of proceeds you intend to allocate to clinical trials, research and development, expansion of business, and general working capital, respectively. In this regard, we also note the presentation in Table 2 and the $1.8 million allocated to "overhead."

11. Please explain what you mean by the term "expansion of business." If you have an agreement or understanding for a particular transaction, please describe the terms of such agreement.

12. Please expand the discussion to clarify, if applicable, the extent to which offering proceeds may be used to repay existing liabilities.

Market for Common Stock, page 12

13. We note your response to comment 20 and reissue the comment. Please expand the discussion to describe the criteria that must be satisfied for acceptance of an application for quotation on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

14. We note your response to comment 23 and reissue the comment in part. Please provide an analysis as to why an order placed by the Dove Clinic, of which Dr. Kenyon was the Medical Director, to an entity apparently formed by Dr. Kenyon to fulfill the order, is considered to be a bona fide unsolicited order. Please expand the discussion and consider the inclusion of an additional risk factor to address the significance, if any, of your supply of unlicensed medicine to treat patients at the Dove Clinic, including potential legal and liability ramifications, if any, in the event the transaction is not considered to be in compliance with the provisions of Schedule I of the Medicines for Human Use Regulations.

15. We note your response to comment 24 and reissue the comment in part. Please provide the dates corresponding to the information provided in your response. In this regard, we note the Australian predecessor to your company was incorporated in October 2007 and the discussion on page 31 indicates Dr. Kenyon was the founder of the Australian predecessor.

16. We note your response to comment 24 states the company did not sell directly to the Dove Clinic because the company was not formed until after supply of the medicine was undertaken by the Dove Clinic. Please tell us when and how, specifically, the Dove Clinic acquired a supply of the medicine prior to the formation of the company. In view of the Limited Distributor Deed, it appears ENP Limited acquired the medicine from the company. Please file the Limited Distributor Deed as an exhibit.

Liquidity and Capital Resources, page 17

17. Please file the August 3, 2010 and September 16, 2010 agreements with Churchill & Associates as exhibits. In addition, please file the June 6, 2011 termination agreement as an exhibit.

Related Party Transactions, page 18

18. Please identify by name the individuals to whom you are referring in this discussion.

Business
Overview, page 19

19. We note your response to comment 27 and reissue the comment. As previously requested, the overview presentation should temper your positive conclusions with the fact that substantial additional testing will be required. The discussion should be expanded to disclose the types of additional tests you will need to conduct and that early results obtained may not be replicated in later and larger trials. In addition, your positive conclusions should be modified by either expressing them as a hope that additional testing will confirm any of the positive results you describe or, alternatively, delete the conclusions.

20. We note your reference to the unpublished retrospective study and review, and the absence of significant data for most of the patients receiving treatment. In view of the limitations of the study, please eliminate references to the study and its purported statistical results throughout the prospectus. Instead, please revise the discussion to provide disclosure to the effect that a version of the proposed drug was previously administered to 46 patients and the data for the results of such treatment is incomplete or unavailable for most of the participants. In addition, if true, the disclosure may state that although the 2007 review of patient outcomes has limited, if any, recognized scientific value because it was not a controlled scientific study, management believes that since some of the participants lived marginally longer than anticipated by attending clinicians, further research should be conducted to determine whether the perceived increase in life expectancy or survival can be attributed to the proposed product.

21. Please expand the discussion to state the dates you applied for and subsequently received approval from the UK and Australian authorities to treat patients with the novel suppository formulation of proenzymes and the form in which such approval was provided, e.g. written approval subsequent to a written request.

22. Please expand the discussion to state when the special suppository was manufactured and by whom. In addition, please state when the suppository formulation was developed by Drs. Kenyon and Mitchell.

23. We note the discussion of milestones on page 20. Please expand the discussion to describe the pharmacological data that was presented to the MHRA in 2008. In addition, please discuss the 28 day multiple ascending dose study and the results of this study.

Propanc's Technology, page 20

24. We note the reference to laboratory research at the Universities of Bath and Granada. Please clarify whether this university research supports each of the bulleted points at the top of page 21concerning PRP. We may have additional comments.

PRP-DCM, page 21

25. We note the reference to the international patent application filed in late 2010. Please state whether you have the sole beneficial interest in this patent application.

26. We note your comparison with Nexavar and "encouraging results" from your animal research. Please expand the discussion to also describe how your proposed product differs from Nexavar, the negative results of your animal testing, the amount of time required for regulatory approval of Nexavar, material differences in your current ability to obtain regulatory approval and that of the developers of Nexavar at the time of approval of Nexavar, and appropriate warning language that there is no assurance your proposed product will receive regulatory approval. In the alternative, please delete the paragraph favorably comparing your research and proposed product to that of Nexavar and other researchers.

27. Please file the University of Granada and vivoPharm agreements as exhibits or provide an analysis as to why these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

POPI, page 21

28. Please file the University of Granada agreement as an exhibit or provide an analysis as to why this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The PRP Formulation, page 22

29. Please clarify whether the oral enzymes you describe have received regulatory approval for administration to humans. In addition, please provide the brand name of these approve products.

30. Please expand the discussion to state when the PRP product was patented and by whom.

31. Please expand the discussion to identify the "recent scientific evidence" pertaining to rectally administered proenzyme formulation and identify who conducted this research.

Target Indications, page 22

32. We note the reference to "the larger scale clinical trials" at the top of page 23. Please expand the discussion to clarify whether you are referring to trials currently in progress or trials you plan to initiate. In addition, please indicate when these trials started or when you anticipate them to begin and the estimated time required to complete these trials.

33. The aforementioned reference to "larger scale clinical trials" may imply that you have already conducted smaller clinical trials. Please advise or revise the discussion accordingly.

Development Strategy, page 23

34. We note your reference to completion of a "proof of concept" clinical trial. Please expand the discussion to clarify whether you are referring to the completion of Phase 1, 2, and 3 clinical trials as described under "Current Operations" on page 25.

Anticipated Timelines, page 24

35. We note your development strategy is to develop the proposed product through the "proof of concept" clinical trial prior to seeking a licensee. Your timeline chart, however, does not include a projected timeframe for a "proof of concept" clinical trial nor is such trial described in the discussion. Please expand the discussion accordingly.

36. Please expand the discussion to correlate the timeline chart and discussion with the expenditure information presented in Table 2. In this regard we note, for example, that $1.8 million is allocated for overhead, however no information is provided concerning the period of time for which these expenditures will be incurred.

Corporate Strategy, page 25

37. Please expand your definition of what you mean by the term "virtual company" to specify what, if any, activities are actually conducted by your employees. For example, is your research conducted by third parties?

Key Highlights, page 25

38. Please provide support for the statement that the treatment is new and that it will "uniquely target many aggressive tumor types." In this regard, we note the discussion under "Company History" and "The PRP Formulation."

Multiple mechanisms of action

39. Please reconcile the statements in this bulleted point with the statements under "The PRP Mechanism of Action" that the mechanism of proenzymes is not fully known or understood.

Encouraging data from patient treatment

40. Please expand the discussion elsewhere in the prospectus to describe the research in the past 15 years and the clinical experience in UK and Australia that "provided persuasive evidence that PRP is an effective treatment against cancer." In addition, please tell us whether this "persuasive evidence" is sufficient to support regulatory approval of your proposed product for public use and sale. If not, please tell us why this "evidence" is not sufficient.

Unique intellectual property

41. Please provide support for the statement that your intellectual property is unique. In this regard we note that you do not have patents on the proposed products, the use of proenzymes does not appear to be unique, nor does the use of injection or suppositories for the administration of medical treatment appear to be unique.

Limitations of Current Therapies, page 26

42. We note your response to comment 51 and the absence of support for your beliefs concerning the advantages of your proposed product. Please expand the discussion to balance the presentation to include discussion of:
   - Your early stage of development;
   - Absence of regulatory approval for your product;
   - Absence of clinical trial history for your product; and
   - The absence of a treatment study of your proposed product with significant probative value.

Market Opportunity, page 26

43. We note your response to comment 53 and the deletion of information with respect to oncology drug sales in 2009. However, you continue to present aggregate drug sale data and have not provided information with respect to the portion of the oncology market attributed to each of the specific types of products you intend to provide. If you do not intend to serve the global market and rather just service the colorectal and pancreatic solid tumor market initially, the discussion of your anticipated market should be revised accordingly. Since you apparently intend to eventually treat the lung and breast cancer market as well, such information may also be presented.

Employees, page 30

44. We note the reference your "research and development team." Please clarify whether the members of this "team" are employees or whether you are referring to third parties engaged to conduct your research and development.

Scientific Advisory Board, page 31

45. Please state whether and how members of the advisory board are compensated for their services. In addition, please state whether Professor Kutz is compensated for his services as Acting Chief Medical Officer.

Plan of Distribution, page 36

46. We note your response to comment 76. Please expand the discussion to provide more detail pertaining to the offering including, but not limited to:
    - The timing and duration of the primary offering relative to the secondary offering. For example, will you complete the primary offering or raise the minimum amount of proceeds before any sales are made by the selling shareholders;
    - Are the selling shareholders restrained from selling their shares prior to the completion of the primary offering; and
    - Are the company's officers and directors who are identified as selling shareholders prohibited from selling their shares prior to the completion of the primary offering.

47. We note your response to comment 77. Please expand your business section to describe the office, explain why this office will be opened, and who will manage the office. In addition, please confirm that you will file the office lease agreement as an exhibit prior to effectiveness.

48. Please file the termination agreement with Jersey Fortress Capital Partners as an exhibit.

49. We note your responses to comments 79 and 80 and the fact you have deleted discussion concerning your agreement with Jersey Fortress which currently represents substantially all of your assets. Please expand the discussion in your business section to describe your agreements with Jersey Fortress including but not limited to:
    - the services to be provided and the services that were actually provided;
    - when you entered into the agreements with Jersey Fortress;
    - why the agreements were terminated and when; and
    - the compensation and consideration paid to Jersey Fortress pursuant to these agreements and when the compensation was paid.

Note 8- Stockholders' Equity, page F-18

50. We acknowledge your response to our comment issued on August 30, 2011. Please provide the following information:

   - Disclose in Note 12- Subsequent Events that the Investor that received 63,234 shares in August 2011 is a related party as is disclosed in "Related Party Transactions" on page 18.
   - Disclose in the filing a chronology of events from October 2010 through July 2011 to support the increase in your common stock value from $0.18 to $1.50.

Note 4 – Other Current Assets, page F-13

51. Please resolve the discrepancy between the table, in which you indicate that $10.8 million relates to prepaid insurance, and the footnote thereto, which indicates that it relates to consulting services.

52. In your August 18, 2011 response to comments 79 and 83, you state that you terminated the August and September 2010 agreements under which a consultant, Churchill and Associates, was to be issued 7.2 million shares, 3,333,333 shares upon signing the agreement in August 2010 and the remaining shares upon the filing of your registration statement. Please provide the following relating to this agreement:

   - Disclose in the filing the terms of the original agreements with Churchill and Associates and the termination agreement.
   - Provide us an analysis of the accounting treatment for the agreement. Clarify in the filing that the 3,333,333 shares that were to be issued upon signing the agreement were never issued.   Clarify the accounting treatment for the consulting expenses incurred with respect to the agreement up through the termination date and provide us the journal entries for recording those expenses.
   - On page 17 you state that you are currently evaluating your position with respect to Churchill and Associates. Please provide any disclosures required by ASC 450. In this regard, if the agreements required you to issue shares that were never issued, please clarify any contingencies with respect to terms of the agreement that were not fulfilled.
   - You state in response to comment 80 of your August 19, 2011 response that the June 2011 agreement was terminated. Please clarify in the Subsequent Events footnote which agreement was terminated. If the agreement terminated related to the Jersey agreement in which you issued 7.2 million shares, please state that fact. If that is the case, please provide a footnote to the Prepaid expense line item on the face of the balance sheet referring to the Subsequent Event footnote that explains that the $10 million prepaid expense amount will be written off subsequent to the balance sheet date. Provide additional disclosure in Management's Discussion and Analysis clarifying that 7.2 million shares were issued to consultants for services that will not be provided due to the termination of the agreement.

Note 9 – Commitments and Contingencies
Operating Agreements, page F-17

    53. Please clarify in the filing that there are no probable acquisitions.

Selling shareholder prospectus
Cover page, page SS-i

    54. Please expand the discussion to clarify that:
- concurrent with the secondary offering, the company's officers and directors are conducting the company's initial public offering;
- The company's officers, directors and consultants may sell their own common stock pursuant to the prospectus;
- There is no requirement that selling shareholders wait until the completion of the company's initial public offering before selling their own shares;
- There is no requirement that the company's initial public offering raise any minimum amount of funds prior to sales by the selling shareholders; and
- At the time of their investment, purchasers in the secondary offering will not know whether and the extent to which the company obtained funding from the initial public offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kiera Nakada, Staff Accountant, at (202) 551-3659 or Mary Mast, review accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Peter J. Gennuso, Esq.
    Gersten Savage LLP
    600 Lexington Avenue, 10th Floor
    New York, New York 10022